521 Fifth Avenue	212.297.1000	NYSE: GPT
30th Floor	www.gptreit.com
New York, NY 10175

April 13, 2016

Robert F. Telewicz, Jr.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Gramercy Property Trust (the “Company”)
Form 10-K for the year ended December 31, 2015
Filed February 29, 2016
File No. 001-35933

Dear Mr. Telewicz:

We are transmitting for filing the Company’s response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter to Jon W. Clark of the Company, dated April 5, 2016 (the “April 5th Letter”). For convenience of reference, the Staff comments contained in the April 5th Letter are reprinted below in italics and are followed by the corresponding response of the Company.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Same-Store and Acquisition Portfolio Analysis, page 75

1. Please tell us, and consider revising your disclosure in future filings to include a discussion of, your policies for reclassifying a property from “same store” to “development and other”. In your response, tell us whether “development and other” includes properties undergoing redevelopment activities and the level of redevelopment activity required for you to classify the property as “development and other”.

Response:

In response to the Staff’s comment, the Company advises the Staff that in the Company’s Form 10-K filing for the fiscal year ended December 31, 2015, the Company includes results of properties owned as of January 1, 2014 and still owned as of December 31, 2015 in the “same store” category. The Company’s policy regarding “same store” classification is that once a property is included in this category, it would never be reclassified into another category such as “development and other,” even if it were to undergo an expansion or build-out. The classification “development and other,” is reserved for properties that are considered build-to-suit transactions and properties that have been sold during the periods presented. A build-to-suit transaction is an asset that is vacant or undeveloped land that does not meet the definition of a business combination, for which the Company is funding the construction and development pursuant to a current or future tenant’s specifications. A property will be reclassified from the “development and other” category into the “same store” category when, as of the beginning of the first period presented in a financial statement filing, its construction is completed and the property has been placed in service.

The Company advises the Staff that, for future periodic filings, the Company will revise the Same-Store disclosures in its financial statements to include additional detail regarding the Company’s policies for classification of property types into each category presented. The following is an example of the Company’s proposed disclosure, which would apply to the Form 10-K for the fiscal year ended December 31, 2015:

“The “same-store” category for the years ended December 31, 2015 and 2014 includes properties that are owned and placed in service as of January 1, 2014 and still owned and placed in service as of December 31, 2015. The “acquisition” category includes properties acquired and placed in service at acquisition during 2014 and 2015. The “development and other” category includes properties under development and properties sold during the periods presented. Properties considered to be under development and included in the “development and other” classification consist of build-to-suit properties acquired as of January 1, 2014 for which Company is funding the development and which are not placed in service as of January 1, 2014, as well as build-to-suit properties acquired subsequent to January 1, 2014.”

Liquidity and Capital Resources, page 77

2. We note from your Consolidated Statements of Cash Flows that dividends paid for the year ended December 31, 2015 exceeded net cash provided by operations by approximately $27 million. Please tell us the source of cash used to fund dividends in excess of cash provided by operating activities. In addition, in future filings, please enhance your liquidity and capital resources disclosure to include a discussion of the specific sources of cash used to fund any material shortfall between cash provided by operating activities and dividends paid.

Response:

The Company advises the Staff that dividends paid were in excess of net cash provided by operations for the year ended December 31, 2015 due to merger-related expenses of $54.9 million incurred during the period related to the merger transaction completed on December 17, 2015, as disclosed in Note 3, “Merger with Chambers.” ASC 805 requires transaction costs to be expensed as incurred. Classifying the cash flows as an operating activity is consistent with the requirement to recognize the costs as an expense. Additionally, classification of these costs as an operating activity is consistent with the guidance in ASC 230-10-20, which states that cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. In addition to cash on hand, the Company funded the merger-related expenses with proceeds from its senior unsecured credit facility. Excluding merger-related expenses, net cash provided by operations would have exceeded dividends paid by approximately $27.5 million for the year ended December 31, 2015.

The Company advises the Staff that, for future periodic filings, the Company will revise the Liquidity and Capital Resources disclosure in its financial statements to include additional discussion and analysis of variability in its cash flows from period to period. The Company will also include additional detail regarding material changes in the underlying drivers of its cash flows from operations and any impact these may have on liquidity and future operating results. The following is an example of the proposed disclosures that the Company will add to its Liquidity and Capital Resources section and its Cash Flows section, which would apply to the Form 10-K for the fiscal year ended December 31, 2015 (dollar amounts in thousands):

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“Liquidity and Capital Resources

Our cash flow from operations primarily consists of rental revenue, expense reimbursements from tenants, and third-party management fees. Our cash flow from operations is our principal source of funds that we use to pay operating expenses, debt service, general and administrative expenses, operating capital expenditures, dividends, and acquisition and merger-related expenses. Our ability to fund our short-term liquidity needs, including debt service and general operations (including employment related benefit expenses), through cash flow from operations can be evaluated through the Consolidated Statements of Cash Flows included in our Consolidated Financial Statements.

Cash Flows

Net cash provided by operating activities increased $905 to $33,692 for the year ended December 31, 2015 compared to $32,787 for the same period in 2014. Operating cash flow was generated primarily by net rental revenue from our real estate investments and management fees. Our net cash provided by operations for the year ended December 31, 2015 was less than our dividend payments made during the same period due to the $54,945 of merger-related expenses we incurred during the period related to the Merger transaction completed on December 17, 2015, as disclosed in Note 3, “Merger with Chambers.” The merger-related expenses were funded with cash on hand and proceeds from our 2015 Revolving Credit Facility.”

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

12. Derivatives and Hedging Instruments, page 152

3. Please address the following with respect to your net investment hedge in Gramercy European Property Fund:

•	Please provide us with a brief description of the nature of the arrangement including a summary of the material terms.

Response:

The Company advises the Staff that its net investment hedge arrangement is a non-derivative financial instrument that hedges against a portion of the Company’s unconsolidated equity investment in a private real estate investment fund that invests in properties located in Europe, or the Gramercy European Property Fund. The Company has designated borrowings on the foreign currency tranche of its senior unsecured revolving credit facility as its non-derivative net investment hedge. The net investment hedge is designed to protect a designated monetary amount of the Company’s unconsolidated equity investment in the European Property Fund, which has euros as its functional currency, against the risk of adverse changes in the EUR-USD dollar exchange rate. When the respective net investment is sold or substantially liquidated, the balance of the cumulative translation adjustment accumulated in other comprehensive income will be reclassified into earnings.

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As of December 31, 2015, foreign currency borrowings of €20.0 million ($21.7 million) under the Company’s revolving credit facility were designated as a non-derivative net investment hedge. The foreign currency borrowings are denominated in euros, and are reported at the notional value, which is equal to the carrying value, in U.S. dollars. The Company’s investment in the Gramercy European Property Fund was €21.5 million ($23.4 million) as of December 31, 2015. Effectiveness of the non-derivative hedging arrangement is assessed quarterly by confirming that the designated net investment’s net equity balance continues to equal or exceed the balance outstanding on the Company’s euro-denominated debt, which is the hedging instrument, and that all other critical terms of the hedging instrument and hedged net investment continue to match.

•	Explain to us why you have accounted for the derivative instrument at carrying value rather than fair value. Cite any relevant accounting literature in your response.

Response:

The Company advises the Staff that the net investment hedge is a non-derivative financial instrument. The net investment hedge has been designated as a non-derivative hedging financial instrument in accordance with ASC 815-20-25-66, which states that: “A derivative instrument or a non-derivative financial instrument that may give rise to a foreign currency transaction gain or loss under Subtopic 830-20 can be designated as hedging the foreign currency exposure of a net investment in a foreign operation provided the conditions in paragraph 815-20-25-30 are met.” Per ASC 815-20-25-30, “Both of the following conditions shall be met for foreign currency cash flow hedges, foreign currency fair value hedges, and hedges of the net investment in a foreign operation:

a. For consolidated financial statements, either of the following conditions is met:

1. The operating unit that has the foreign currency exposure is a party to the hedging instrument.

2. Another member of the consolidated group that has the same functional currency as that operating unit is a party to the hedging instrument and there is no intervening subsidiary with a different functional currency.

b. The hedged transaction is denominated in a currency other than the hedging unit’s functional currency.”

The Company’s net investment hedge is scoped into this guidance because the hedging unit, which is the borrower of the senior unsecured revolving credit facility and investor in the Gramercy European Property Fund, is the Company’s Operating Partnership which has a functional currency of U.S. dollars and is therefore exposed to fluctuations in the EUR-USD exchange rate. The Gramercy European Property Fund has euros as its functional currency. Pursuant to ASC 815-20-25-66 and ASC 815-20-25-30, the Company’s foreign currency denominated borrowings on its senior unsecured revolving credit facility qualify as a non-derivative hedging instrument classified as a net investment hedge. Per ASC 815-10-50, “Amounts required to be reported for non-derivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 815-20-25-58 and 815-20-25-66 shall be the carrying value of the non-derivative hedging instrument, which includes the adjustment for the foreign currency transaction gain or loss on that instrument.” Accordingly, the Company records its net investment hedge at carrying value on its Consolidated Balance Sheets. As the net investment hedge is denominated in euros, the Company appropriately translates the carrying value in euros into its functional and reporting currency of U.S. dollars at the period-ending rate and reports this value in its financial statements, with the foreign currency translation adjustment associated with the hedged net investment reported in the cumulative translation adjustment within other comprehensive income (loss).

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This accounting is further supported by ASC 815-35-35-12 through 14, which states, “The translation gain or loss determined under Subtopic 830-30 by reference to the spot exchange rate between the transaction currency of the debt and the functional currency of the investor (after tax effects, if appropriate) shall be reported in the same manner as the translation adjustment associated with the hedged net investment (that is, reported in the cumulative translation adjustment section of other comprehensive income)if both of the following conditions are met:

a. The notional amount of the non-derivative instrument matches the portion of the net investment designated as being hedged.

b. The non-derivative instrument is denominated in the functional currency of the hedged net investment.

In that circumstance, no hedge ineffectiveness would be recognized in earnings.”

The Company advises the Staff that, for future periodic filings, the Company will revise the various disclosures related to the net investment hedge to state that it is a “non-derivative hedging instrument” in order to further clarify the nature of the arrangement. The Company will also change its references to “Derivative and Hedging Instruments” to instead refer to “Derivative and Non-Derivative Hedging Instruments” to provide additional clarity on the character of its instruments.

•	Explain to us why the derivative instrument is included in the balance of your senior unsecured revolving credit facility on the Consolidated Balance Sheets. Cite any relevant accounting literature in your response.

Response:

The Company advises the Staff that, in accordance with the guidance noted above from ASC 815, the net investment hedge is a non-derivative hedging financial instrument. The non-derivative hedging instrument in the arrangement is the foreign currency denominated tranche of the Company’s senior unsecured revolving credit facility and is reported at carrying value. The foreign currency denominated tranche of the Company’s senior unsecured credit facility has the same preference, terms, covenants, and borrowers as the U.S. dollar denominated tranche, except for the currency in which payments must be made and the reference rate. Both tranches of the senior unsecured credit facility are governed by the same agreement.

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In connection with the Company’s response to the April 5th Letter, the Company acknowledges that:

o	It is responsible for the adequacy and the accuracy of the disclosures in the filing;

o	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 297-1021 should you require addition information or have any questions.

Sincerely,

/s/ Jon W. Clark

Jon W. Clark

Chief Financial Officer

cc: Edward J. Matey Jr., Esq.

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